
GRASIM
ADITYA BIRLA GROUP


04035073

82-3322

14th May, 2004

9a

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax:

By Air Mail

SUPPL



Dear Sir,

Further to our letters dated 13th May, 2004 informing you that the Company has decided to make an Open Offer to the shareholders of Ultra Tech CemCo Limited, we are sending herewith a copy of the Public Notice dated 13th May, 2004 for the Open Offer which has appeared in the newspapers today.

Thanking you,
Yours faithfully,



Ashok Malu
Company Secretary

Encl.a.a.

dw 6/30

**GRASIM INDUSTRIES LIMITED**
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

# OFFER BY GRASIM INDUSTRIES LIMITED PURSUANT TO THE SCHEME OF ARRANGEMENT FOR ACQUISITION OF EQUITY SHARES FROM SHAREHOLDERS OF ULTRA TECH CEMCO LTD FOR CASH

**This announcement is being issued by Grasim Industries Limited ("Grasim") pursuant to and in terms of a Scheme of Arrangement under Sections 391-394 of the Companies Act, 1956 between Larsen & Toubro Limited ("L&T"), Ultra Tech Cemco Limited ("Ultra Tech") and their respective shareholders and creditors and Grasim as shareholder of L&T and the L&T Employees Welfare Foundation ("Trust") which was sanctioned by the High Court of Judicature at Bombay on April 22, 2004 (the "Scheme") with the object of acquiring management control of Ultra Tech. Pursuant to the Scheme and after the Effective Date, Ultra Tech will issue and allot 9,95,21,437 fully paid up equity shares to the shareholders of L&T thereby increasing the issued and paid-up capital of Ultra Tech to 12,43,98,621 fully paid up equity shares of Rs 10 each ("Emerging Share Capital"). In terms of the Scheme, Grasim offers to purchase up to 3,73,19,587 fully paid up equity shares aggregating 30% of the Emerging Share Capital of Ultra Tech at a price of Rs. 342.60 per share (the "Offer").**

**1 The Scheme**

1.1 A Restructuring Agreement dated November 3, 2003 was entered between L&T, L&T Cement Limited (now Ultra Tech), Grasim, Samruddhi Swastik Trading and Investments Limited ("Samruddhi") and Trust. Pursuant to the Restructuring Agreement, the Scheme was entered between L&T, Ultra Tech their respective shareholders and creditors and Grasim as shareholder of L&T and Trust. After obtaining the no objection letters from The Stock Exchange, Mumbai ("BSE") and the National Stock Exchange of India Limited ("NSE"), the Scheme was filed with the High Court of Judicature at Bombay (the "High Court"). Subsequently the Scheme was approved by the creditors and the shareholders of L&T and has also been sanctioned by the High Court after considering all objections, vide its order dated April 22, 2004 and is effective from May 14, 2004 (the "Effective Date"). Grasim is not aware of any appeal having been filed on the High Court Order of April 22, 2004 sanctioning the Scheme.

1.2 The Scheme is pursuant to Sections 391 - 394 and other relevant provisions of the Companies Act, 1956 ("the Act") and in compliance with the provisions of Section 2(19AA) of the Income Tax Act, 1961 ("the IT Act").

1.3 The Scheme is a composite scheme, which provides for:
- The demerger of the cement business of L&T and the transfer and vesting of the same in Ultra Tech and the issuance of shares of Ultra Tech to the shareholders of L&T;
- The Offer by Grasim and/or its associates to acquire up to 30% of the Emerging Share Capital of Ultra Tech;
- Purchase of 8.5% of the Emerging Share Capital of Ultra Tech ("Ultra Tech Shares") by Grasim from L&T and the sale of 14.95% of the paid up equity share capital of L&T ("L&T Shares") post-demerger to Trust by Grasim and Samruddhi;
- The management of the Cement Business from the filing of the Scheme with the High Court upto the acquisition of management control by Grasim;
- Acquisition of management control of Ultra Tech by Grasim;
- Various other matters consequential or otherwise integrally connected herewith.

The Appointed Date for the Scheme is April 1, 2003 ("Appointed Date").

1.4 A summary of the salient features of the Scheme and some of the actions taken thereunder are set out below:

(a) In terms of the Scheme, as of the Effective Date and with effect from the Appointed Date, the Demerged Undertaking as defined in the Scheme stands demerged from L&T and transferred to and vested in Ultra Tech as a going concern so as to become as and from the Appointed Date, the estate, assets, rights, claims, title, interest and authorities of Ultra Tech.
The Demerged Undertaking comprises, inter alia, of the following:
- Grey cement manufacturing plants at Awarpur, Korpana Taluka, Chandrapur District, Maharashtra; Kovaya Village, Rajula Taluka, Amreli District, Gujarat; Hirmi, Simga Tehsil, Raipur District, Chattisgarh and Tadipatri, Anantapur District, Andhra Pradesh;
- Captive power plants at Awarpur, Maharashtra and Kovaya, Gujarat;
- Grey cement grinding units at Jharsuguda, Jharsuguda District, Orissa; Arakkonam, Chittoor Village, Arakkonam, Vellore District, Tamil Nadu and Raj Gang, Durgapur District, West Bengal;
- Bulk cement handling terminals at Navi Mumbai, Maharashtra, Beach Road, Panambur, Mangalore, Karnataka and Willingdon Island, Cochin Port Trust, Cochin, Kerala;
- Rights and interest in the jetty situated at Kovaya, Gujarat;
- All other rights and interests, permissions including sales tax deferrals and exemptions and other benefits, lease rights, prospecting licences, mining leases, surface rights, future projects and applications made thereof, etc; and
- Investment comprising 6,91,71,183 equity shares of the face value of Rs.10/- each in Narmada Cement Company Limited ("NCCL"), which has been delisted.

(b) The Scheme also provides for the transfer of the assets and liabilities of the Demerged Undertaking, the legal proceedings in relation to the Demerged Undertaking, the employees of the Demerged Undertaking and employee related benefits and all contracts and agreements in relation to the Demerged Undertaking, to Ultra Tech.

(c) Ultra Tech shall have the right to use the "L&T Cement" brand for a period of seven (7) months from the Effective Date. In computing the said period, the intervening monsoon months (being the months of July, August and September) shall be excluded such that Ultra Tech has not more than ten (10) months in the aggregate within which to complete the brand transition.

(d) In consideration of the demerger of the Demerged Undertaking from L&T to Ultra Tech, Ultra Tech shall issue and allot 9,95,21,437 fully paid up equity shares of Ultra Tech of Rs. 10/- each to the shareholders of L&T whose names are recorded in the register of members of L&T on May 27, 2004 ("the Record Date"), in the ratio of 2 equity shares of Ultra Tech of Rs. 10/- each credited as fully paid-up for every 5 equity shares of Rs.10/- each fully paid up held by such members in L&T ("the Share Entitlement Ratio"). Upon such issuance of shares, L&T would hold 20% of the Emerging Share Capital of Ultra Tech and the balance 80% would be held by the shareholders of L&T in the same proportion in which shares are held by them in L&T.
The Scheme also provides for an escrow arrangement for the purchase of 1,05,73,883 equity shares representing 8.5% of the Emerging Share Capital of Ultra Tech (post demerger) at Rs. 342.60 per share of face value of Rs.10 each by Grasim from L&T and the sale of 1,85,08,068 equity shares representing 14.95% of the paid up equity share capital of L&T (post demerger) at Rs. 240 per share of face value of Rs. 10 each by Grasim and Samruddhi to Trust in the manner set out in the Scheme.

(e) As of the Effective Date and concurrently with the issuance of this Public Notice, Grasim and Samruddhi shall have deposited L&T Shares and L&T shall have deposited Ultra Tech Shares, and Grasim, Samruddhi and Trust shall have deposited the respective considerations in escrow with a Share Escrow Agent.

(f) The Share Escrow Agent will hold Ultra Tech Shares, L&T Shares and the consideration in escrow in accordance with the terms of the Share Escrow Agreement, until Grasim's holding in Ultra Tech amounts to at least one share more than 5,16,25,428 equity shares representing 41.5% of the Emerging Share Capital of Ultra Tech pursuant to the Scheme and the Offer.

(g) Upon the deposit of Ultra Tech Shares and L&T Shares in escrow as mentioned above, the following voting arrangement shall come into effect:
(i) the voting rights in relation to Ultra Tech Shares, shall be exercised by L&T only in accordance with the directions of Grasim, other than to acquire management control of Ultra Tech;
(ii) the voting rights in relation to L&T Shares, shall be exercised by Grasim and Samruddhi only in accordance with the directions of Trust,
provided however, in either case, such exercise in accordance with the direction is not in any material conflict with or materially prejudicial to the interests of L&T and its shareholders or Grasim and/or Samruddhi and their shareholders as the case may be. Grasim and/or Samruddhi shall be entitled to exercise its voting rights attached to L&T Shares in relation to all matters relating to the Cement Business in all its sole discretion. Upon the release of the shares and amounts held in escrow, the voting arrangement shall no longer be valid and effective.
Except for the arrangement in relation to the exercise of the voting rights as mentioned above, all other rights and obligations attached to Ultra Tech Shares and L&T Shares shall continue with L&T and Grasim/Samruddhi respectively for so long as the share escrow arrangement as described above continues and shall only vest in Grasim / Samruddhi and Trust respectively upon the release of the shares from escrow and in accordance with the terms of the Share Escrow Agreement. Provided however, that any dividends which accrue in relation to L&T Shares for and from the financial year 2003-2004 shall accrue to Trust.

(h) In terms of the Scheme, Grasim had agreed to deposit the Offer Consideration in escrow in installments, for details please refer paragraph 11.1. Upon the deposit of 10% of the Offer Consideration in escrow by Grasim on December 10, 2003, one nominee of Grasim was invited to be a member of the Board of Directors of Ultra Tech from February 4, 2004.
Upon the deposit of the balance Offer Consideration by Grasim by April 22, 2004 in escrow, the Board of Directors of L&T constituted a sub-committee of the Board of Directors called the Cement Business Management Committee (the "CBMC"), on April 30, 2004, comprising the following directors: a) Mr. Kumar Mangalam Birla (who is the chairman of the CBMC) b) Mrs. Rajashree Birla c) Mr. J.P. Nayak d) Mr. Y.M. Deosthalee, both of whom are wholetime directors of L&T e) Mr. S. Rajgopal and f) Mr. K. S. K. Khare both of whom are nominee directors of Financial Institutions. Four key executives of the Cement Business of L&T and 1 nominee of Grasim on the Board of Directors of Ultra Tech are the permanent invitees on the CBMC. In the event of a vacancy in the office of the directors mentioned in (a) and (b) above, such vacancy shall be filled by the nominees of Grasim who fill the vacancy on the Board of Directors of Ultra Tech.
On the Effective Date (i.e. May 14, 2004), the Board of Directors of Ultra Tech is to be reconstituted so as to mirror the composition of the CBMC (including the invitees) and the CBMC shall stand dissolved. The Board of Directors of Ultra Tech shall appoint an additional director agreed to by all the directors. The Board of Directors of Ultra Tech shall constitute a committee ("Ultra Tech Committee"), which mirrors the composition of the CBMC. The Ultra Tech Committee will oversee the operations of the Cement Business of Ultra Tech subject to the overall superintendence and control of the Board of Directors of Ultra Tech until the acquisition of management control as mentioned below.

(i) L&T shall not be entitled to participate in the Offer.

(j) Upon the shareholding of Grasim (along with that of its associates) in Ultra Tech amounting to at least one share more than 41.5% of the Emerging Share Capital of Ultra Tech and the release of the share escrow arrangement, Grasim shall acquire management control of Ultra Tech and the Board of Directors of Ultra Tech shall stand reconstituted, upon which a majority of the directors shall be nominees of Grasim and 2 of the directors shall be nominees of L&T as agreed to by Grasim. Upon the acquisition of management control, Ultra Tech Committee shall stand dissolved and Grasim shall have the right to appoint the majority of the directors on the Board of Ultra Tech.

(k) The release of the share escrow arrangement and completion of the purchase of Ultra Tech Shares from L&T by Grasim and the sale of L&T Shares by Grasim and Samruddhi to Trust and the acquisition of management control shall occur simultaneously and concurrently on the same date after the completion of the Offer.

(l) The Offer, purchase of Ultra Tech Shares by Grasim, the sale of L&T Shares by Grasim and Samruddhi to Trust and the acquisition of management control form consideration for each other and are thus integral to each other.

(m) The shares of Ultra Tech shall be listed and/or admitted to trading on the relevant stock exchange(s) in India, where the equity shares of L&T are listed and/or admitted to trading.

(n) L&T (by its Board of Directors) and Ultra Tech (by its Board of Directors), (either by themselves or through a committee appointed by them in this behalf) may also at any time make such modifications as they may consider necessary in relation to the procedure and modalities of effecting the transactions contemplated in the Scheme.

The above constitutes only a brief summary of the salient features of the Scheme. Shareholders of Ultra Tech may inspect the Restructuring Agreement, the Scheme of Arrangement, Drawn up Court Order dated April 22, 2004, Deed of Covenant, Annual Reports of Grasim and Samruddhi for the year ended March 31, 2004, Opening Financial Statement of the Demerged Undertaking as of April 1, 2003, Open Offer Escrow Agreement, Share Escrow Agreement and Share Purchase Agreement, which would be available to them for inspection during the period between the Offer Opening Date and the Offer Closing Date between 2:00 pm and 5:00 p.m. except Sunday and Public Holiday at the Registered Office at Birlagram, Nagda - 456 331, Madhya Pradesh.

1.5 As of the Effective Date, the Offer, the share escrow arrangement and the completion of the purchase of Ultra Tech Shares by Grasim from L&T and the sale of L&T Shares by Grasim and Samruddhi to Trust have become irrevocable and none of L&T, or Grasim thereafter have a right to terminate its obligations in relation thereto.

1.6 As on the date of this Public Notice, 3,65,42,154 equity shares and 21,79,975 equity shares representing in aggregate 15.72% of the paid up equity share capital of L&T are owned by Grasim and Samruddhi respectively. Pursuant to the Scheme, Grasim and Samruddhi would hold in aggregate 51.08% of the Emerging Share Capital constituting 6,35,42,321 equity shares of Ultra Tech, being acquired in the following manner: (i) 12.6% through issuance of shares by Ultra Tech on account of demerger, (ii) 30% through the Offer (assuming full response) (iii) 8.5% purchase from L&T. As on the date of this Public Notice L&T holds 2,48,77,184 equity shares representing 20.0% of the Emerging Share Capital and will hold 1,43,03,301 equity shares representing 11.5% of the Emerging Share Capital post the sale of 8.5% stake to Grasim.

1.7 The equity shares of L&T are presently listed on the BSE, NSE and The Calcutta Stock Exchange Association Limited ("CSE"). L&T's application for delisting its shares from CSE is pending approval by CSE. The Global Depository Receipts of L&T ("GDRs") are listed on the Societe de la Bourse de Luxembourg. As on the date of the Public Notice the equity shares of Ultra Tech are not listed with any of the stock exchanges in India or abroad. The equity shares of Ultra Tech shall be listed on the relevant stock exchanges in India where the equity shares of L&T are listed. The GDRs shall not be listed unless required by any regulations, laws or permits, in which event the same may be listed in the Luxembourg Stock Exchange and Ultra Tech shall take such additional steps and do all such acts, deeds and things as may be necessary for purposes of listing of GDRs.

1.8 Pursuant to the Restructuring Agreement, after the sanctioning of the Scheme by the High Court and prior to the Effective Date, Grasim and L&T have entered into a Deed of Covenant which, inter alia provides, upon the acquisition of management control, for:
- Divestment by L&T not later than December 31, 2009 of its balance shareholding of 11.5% in Ultra Tech and the manner in which such divestment would take place
- Representation of L&T on the Board of Directors of Ultra Tech.
- As an integral part of the original transaction, support by L&T to the management of Ultra Tech in all matters to the extent that such support is not in any material conflict with or materially prejudicial to the interests of L&T and its shareholders, including (in relation to L&T's 11.5% shareholding in Ultra Tech) (i) by exercising its voting rights at shareholders meetings in the same manner as Grasim does as a shareholder of Ultra Tech; and (ii) causing its representatives to exercise their voting rights at board meetings in the same manner as the representatives of Grasim in the manner specified in the Deed of Covenant.
- Non-compete covenants, namely Grasim agreeing not to set up or acquire interest in any engineering company competing with L&T (excluding strategic interests that Grasim, Ultra Tech or its subsidiaries acquire in furtherance of the cement business) and L&T agreeing not to compete in the cement business of Ultra Tech.

**2 Rationale for the acquisition of Ultra Tech**

2.1 Grasim, a flagship company of the Aditya Birla Group, is currently amongst the major cement manufacturers in India with a capacity of 13.12 million tonnes per annum. Grasim has identified the cement business as a significant growth opportunity. Post the successful closure of the Offer, Ultra Tech will become a subsidiary of Grasim. Post demerger, Ultra Tech (including the Demerged Undertaking) will have a cement manufacturing capacity of 16.5 million tonnes per annum. Grasim along with Ultra Tech will have a combined cement capacity of nearly 30 million tonnes per annum, thereby making them the largest cement manufacturer in India.
Grasim's acquisition of equity shares of Ultra Tech is expected to yield the following benefits to both the companies:
- Commonality of objective of building world class cement manufacturing capacity in India to enable:
  - both companies to benefit from the economies of scale and improve overall competitiveness
  - add new capacities to scale up to global levels
- The combined entity will be able to better benefit from the multi-functional synergies in the areas of procurement, marketing, logistics and cost reductions through:
  - extension of the geographical reach and also improvements in logistics management which will enable both the companies to cater to a larger customer base
  - benefits from common procurement resulting in lower cost of manufacturing
- Access to combined resource pool of the two companies comprising professionals with diverse experience profile in cement sector resulting in better productivity, cost efficiency and work environment. Some of the benefits include:
  - developing product/service innovations and provide for better customer satisfaction
  - pursuing future growth opportunities
  - improving operational efficiencies through knowledge sharing resulting in reduced operational costs
- Ability to cross leverage the financial strengths of the two companies thereby providing better opportunities to both companies for accessing domestic and international capital markets.

2.2 As on the date of this Public Notice, Grasim does not have any plan to make any major change to the existing lines of business of Ultra Tech, or to dispose of or otherwise encumber any assets of Ultra Tech in the next two years, except in the ordinary course of business of Ultra Tech and/or its subsidiaries and except to the extent if so deemed necessary in the interest of Ultra Tech for the purpose of restructuring and/or rationalisation of its assets, investments, liabilities or otherwise. It will be for the Board of Directors of Ultra Tech to take appropriate decision in these matters as per the requirements of the business and in line with opportunities from time to time and in accordance with applicable laws.

**3 The Offer**

3.1 This Public Notice is made by Grasim pursuant to the Scheme to purchase upto 3,73,19,587 shares at a price of Rs. 342.60 per share, aggregating 30% of the Emerging Share Capital of Ultra Tech with the object of acquiring management control of Ultra Tech.

3.2 The Financial Institutions have indicated that they are agreeable, in principle, to participate in the Offer.

3.3 The amount of Rs. 1279 crores, being the Offer Consideration is deposited in an interest bearing escrow arrangement. The interest earned on the amount of the Offer Consideration, as mentioned above, may be utilized or invested in accordance with the Offer Escrow Agreement shall accrue on a proportionate basis to the successful offerees of the Offer. In the event that the Offer is not fully subscribed, the distribution of interest to the successful offerees will be limited pro rata to the extent of their acceptance. It is clarified that such interest shall not be considered as an increase in the Offer Price.

3.4 The Offer is not subject to any minimum level of acceptance and Grasim will acquire all the fully paid up equity shares of Ultra Tech that are tendered in valid form in terms of the Offer up to a maximum of 3,73,19,587 shares.

3.5 For the avoidance of doubt it is clarified that the Offer is made in terms of and pursuant to the Scheme and is an integral part thereof, and consequently, the Offer and the acquisition of the shares of Ultra Tech would be exempt under Regulations 3(1)(j)(ii) and 3(1)(i) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and amendments thereof.

**4 Information on Grasim**

4.1 Grasim was registered on August 25, 1947 in Gwalior under the Gwalior Companies Act (1 of Samvat 1963) as The Gwalior Rayon Silk Manufacturing (Weaving) Company Limited, and commenced operations in 1950. The name was subsequently changed to Grasim Industries Limited with effect from July 22, 1986. The registered office of Grasim is located at Birlagram, Nagda 456 331, Madhya Pradesh, India.

4.2 Grasim, a flagship of the Aditya Birla Group, is among India's ten largest companies in the private sector in terms of assets and sales. Grasim is a professionally managed company. Grasim's key businesses include Viscose Staple Fibre ("VSF") and Cement and it also has interests in Sponge Iron, Chemicals and Textiles. Grasim's key business VSF and Cement account for 78% of net revenues and 69% of operating profits in FY 2003-2004.

4.3 Set out below is a brief description of Grasim's key lines of business:
- Grasim pioneered the manufacture of VSF and is amongst the largest producers of the man-made cellulosic fibre in India. Grasim has an installed capacity of 251,850 TPA for production of Fibre.
- Grasim is one of the largest producers of grey cement in India and is also one of South Asia's largest producers of white cement. Grasim has an installed capacity of 13.12 Mn TPA of grey cement and 400,000 TPA of white cement. It has cement plants located across the country at Karnataka, Maharashtra, Madhya Pradesh, Rajasthan, Chattisgarh, Tamil Nadu and Punjab.

4.4 The equity shares of Grasim are listed on the BSE, NSE, The Calcutta Stock Exchange Association Limited ("CSE") and Madhya Pradesh Stock Exchange ("MPSE"). Grasim has applied for delisting its shares from CSE and MPSE. The Global Depository Receipts of Grasim are listed on the Societe de la Bourse de Luxembourg.

4.5 Grasim along with its wholly owned subsidiary Samruddhi, holds 15.72% of the paid up share capital of L&T of which 10.05% was acquired in November 2001 through a negotiated transaction, 4.47% was acquired in the open market through the stock exchanges, 0.82% was acquired in the open market through the stock exchanges during the offer period after the public announcement made in October 2002 and 0.38% was acquired through the voluntary open offer made in October 2002.

4.6 Key Financials of Grasim

Rs crore

| | FY 2003-2004 | FY 2002-2003 | FY 2001-2002 |
|---|---|---|---|
| Sales | 6,130 | 5,412 | 5,070 |
| Profit before Interest, Depreciation and Tax (PBIDT) | 1,475 | 1,136 | 909 |
| Profit before Interest and Tax (PBIT) | 1,202 | 882 | 657 |
| Profit before Tax (PBT) [1] | 1,077 | 545 | 411 |
| Profit after Tax (PAT) [1] | 779 | 368 | 303 |
| Equity Capital | 92 | 92 | 92 |
| Networth (excluding Revaluation Reserves) [2] | 3,606 | 2,971 | 2,737 |
| Capital Employed [3] | 6,303 | 5,673 | 5,412 |
| Return on Networth (%) [4] | 23.7% | 12.9% | 11.7% |
| Return on Capital Employed (%) [5] | 20.1% | 15.9% | 12.7% |
| Book Value per share (Rs) | 393 | 324 | 295 |
| Earnings per Share (Rs) | 85 | 40 | 33 |
| Price Earning Multiple [6] | 13.1(x) | | |

Note: (1) PBT and PAT are after considering exceptional items (2) Deferred tax is not included in networth (3) Deferred tax is included in Capital Employed (4) Return on Networth (RONW) = PAT / Average Networth for the year (5) Return on Capital Employed (ROCE) = PBIT / Average Capital Employed for the year (6) Based on closing market price of Rs. 1111.55 on NSE on May 12, 2004 (Source: NSE website www.nseindia.com)

Source: Audited Accounts of Grasim

4.7 Grasim has not been prohibited by SEBI from dealing in securities, in terms of directions issued under Section 11B of the SEBI Act.

**5 Information on Samruddhi**

5.1 Samruddhi, a wholly owned subsidiary of Grasim, is a public limited company, incorporated on July 1, 1994 under Companies Act, 1956, having its Registered Office at Birlagram, Nagda - 456 331, Madhya Pradesh, India. Samruddhi is primarily engaged in investment activities. Samruddhi is not listed on any stock exchange.

| | | | |
|---|---|---|---|
| Sales/ Income | 2.35 | 0.67 | 0.66 |
| Profit before Interest, Depreciation and Tax (PBIDT) | 2.32 | 0.63 | 0.66 |
| Profit before Interest and Tax (PBIT) | 2.01 | 0.31 | 0.32 |
| Profit before Tax (PBT) | 2.01 | 0.31 | 0.32 |
| Profit after Tax (PAT) | 1.73 | 0.19 | 0.22 |
| Equity Capital | 6.50 | 6.50 | 6.50 |
| Networth (excluding Revaluation Reserves) [1] | 9.17 | 7.44 | 7.25 |
| Capital Employed [2] | 45.47 | 47.49 | 7.61 |
| Return on Networth (%) [3] | 20.8% | 2.6% | 3.1% |
| Return on Capital Employed (%) [4] | 4.3% | 1.1% | 4.3% |
| Book Value per share (Rs) | 14.1 | 11.4 | 11.2 |
| Earnings per Share (Rs) | 2.7 | 0.3 | 0.3 |

Note: (1) Deferred tax is not included in networth (2) Deferred tax is included in Capital Employed (3) Return on Networth (RONW) = PAT / Average Networth for the year (4) Return on Capital Employed (ROCE) = PBIT / Average Capital Employed for the year

Source: Audited Accounts of Samruddhi

5.3 Samruddhi has not been prohibited by SEBI from dealing in securities, in terms of directions issued under Section 11B of the SEBI Act.

**6 Information on L&T** (Source: L&T)

6.1 L&T is a public limited company, incorporated under Companies Act, 1956, having its Registered Office at L&T House, Ballard Estate, Mumbai 400 001. Founded in 1938 as a partnership firm, L&T became a private limited company in 1946. It was converted into a public limited company in 1950.

6.2 The subscribed and paid up equity share capital of L&T before giving effect to the Scheme was Rs 248.80 crores, comprising of 24,88,01,591 fully paid up equity shares of Rs 10 each. On giving effect to the Scheme, the paid up capital would stand reduced at Rs. 24.88 crores, comprising of 12,44,01,796 fully paid up equity shares of the face value of Rs. 2 each. There are no outstanding instruments convertible into equity shares carrying voting rights except for the stock options and stock appreciation rights issued to employees of L&T under the L&T Employee Stock Options Scheme and the Stock Appreciation Rights Scheme.

6.3 L&T is a professionally managed company with its day to day affairs being handled by a team of senior executives who have extensive experience in their line of business.

6.4 L&T is an engineering and construction conglomerate with operations in India and abroad. It has additional interests in information technology and electrical businesses. L&T's key businesses of engineering & construction accounted for 62% of total customer sales in FY 2002-2003. L&T also has a large capacity of manufacturing cement in India.

6.5 Key Financials of L&T (including Demerged Undertaking)

Rs crore

| | 9M FY 2003-2004 | FY 2002-2003 | FY 2001-2002 |
|---|---|---|---|
| Gross Sales (including inter-segment sales) | 8,041 | 9,870 | 8,167 |
| Profit before Interest, Depreciation and Tax (PBIDT) | 650 | 903 | 1,043 |
| Profit before Interest and Tax (PBIT) | 432 | 687 | 717 |
| Profit before Tax (PBT) | 321 | 510 | 400 |
| Profit after Tax (PAT) | 253 | 433 | 347 |
| Equity Capital | 249 | 249 | 249 |
| Networth (excluding Revaluation Reserves) [1] | NA | 3,529 | 3,306 |
| Capital Employed [2] | 7,607 | 7,580 | 7,659 |
| Return on Networth (%) [3] | NA | 12.7% | 9.6% |
| Return on Capital Employed (%) [4][5] | 7.6% | 9.0% | 9.0% |
| Book Value per Share (Rs) | NA | 142 | 133 |
| Earnings per Share (Rs) [5] | 14 | 17 | 14 |

Note: (1) Deferred tax is not included in networth (2) Deferred tax is included in Capital Employed (3) Return on Networth (RONW) = PAT / Average Networth for the year (except for FY 2001-2002 which is on a year end basis) (4) Return on Capital Employed (ROCE) = PBIT / Average Capital Employed for the year (5) The above ratios for 9 months FY 2003-2004 have been annualised based on 9 months figures. NA - Not applicable

6.6 L&T has not been prohibited by SEBI from dealing in securities, in terms of directions issued under Section 11B of the SEBI Act.

**7 Information on Ultra Tech** (Source: L&T)

7.1 Ultra Tech was incorporated on August 24, 2000 as "L&T Cement Limited". The name of the Company was changed to Ultra Tech Cemco Limited with effect from November 19, 2003. Ultra Tech has its Registered Office at L&T House, Ballard Estate, Mumbai - 400 001. Ultra Tech also has a wholly owned subsidiary Dakshin Cements Limited, an unlisted company incorporated under the Act having its registered office at 5-10-1073 Fateh Maidan Road, P.O. Box No 12, Hyderabad 500 004 ("Dakshin Cements") and formed with the object of manufacture and sale of cement.

7.2 Ultra Tech was incorporated with the object to carry on the business of manufacturers of, dealers in and sellers of cement, clinker, lime, plasters, whiting, clay, granule, sand, coke, fuel, artificial stone, builders' requisites and conveniences of all kinds and any products or things which may be manufactured out of or with cement or in which the use of cement may be made. Pursuant to the Scheme the Demerged Undertaking has been transferred to and vested in Ultra Tech.

7.3 The subscribed paid-up equity share capital of Ultra Tech as at the date of this Public Notice consists of 30,000,000 equity shares of Rs10 each, of which 24,877,184 equity shares are fully paid up and of 5,122,816 equity shares are paid-up to the extent of Rs.1 each. Out of the above mentioned subscribed capital L&T holds 24,877,184 fully paid up equity shares of Rs 10 each and 5,122,816 partly paid up equity shares of Ultra Tech. Pursuant to the Scheme, the partly paid up shares shall have been extinguished on the Effective Date and Ultra Tech will issue and allot 9,95,21,437 equity shares to the shareholders of L&T thereby increasing the issued and paid up capital of Ultra Tech to 12,43,98,621 equity shares of Rs 10 each. The equity shares of Ultra Tech shall, in due course, be listed on the relevant stock exchanges in India where the equity shares of L&T are listed.

7.4 With effect from February 4, 2004, Mr. D D Rathi, Group Executive President and Chief Financial Officer of Grasim, has been appointed as a director of Ultra Tech. On the Effective Date, the Board of Directors of Ultra Tech will be reconstituted and shall comprise the following directors: a) Mr. Kumar Mangalam Birla b) Mrs. Rajashree Birla c) Mr. J.P. Nayak d) Mr. Y.M. Deosthalee, both of whom are wholetime directors of L&T e) Mr. S. Rajgopal and f) Mr. K.S.K. Khare both of whom are common directors of Financial Institutions. In the event of a vacancy in the office of the directions mentioned in (a) and (b) above, such vacancy shall be filled by the nominees of Grasim who fill the vacancy on the Board of Directors of Ultra Tech.

7.5 Key Financials of Ultra Tech
Ultra Tech is yet to commence commercial operations.
The paid up equity share capital of the company as on March 31, 2004 is Rs 25.39 crores.

7.6 The Opening financial statement of the Demerged Undertaking as on April 1, 2003 is as follows:

| | Rs crore |
|---|---|
| **Sources of Funds** | |
| Networth* | 1,018 |
| Deferred Tax | 659 |
| Loan Funds | 1,733 |
| **Total** | **3,410** |
| **Application of Funds** | |
| Fixed Assets | 2,937 |
| Investments | 235 |
| Net Current Assets | 222 |
| Miscellaneous Expenditure | 16 |
| **Total** | **3,410** |

* To be apportioned between Equity Capital and Reserves.

7.7 Given below are the results of operation of the Cement Division of L&T for the past three years, which has been derived from the audited / limited review results pertaining to the Cement Segment, comprising of the Cement Division and the Ready Mix Concrete business ("RMC") (RMC does not form part of the Demerged Undertaking) published as part of the annual report of L&T / quarterly results under clause 41 of the listing agreement with the stock exchanges where L&T's shares are listed. The capital employed in the Cement Division has been adjusted to include the investment in NCCL and also includes capital employed of RMC which does not form part of the Demerged Undertaking.

Rs crore

| | 9M FY2003-2004 | FY 2002-2003 | FY 2001-2002 |
|---|---|---|---|
| Gross Sales (including inter-segment sales) | 1,925 | 2,526 | 2,488 |
| Profit before Interest, Depreciation and Tax (PBIDT) | 245 | 377 | 472 |
| Profit before Interest and Tax (PBIT) | 84 | 163 | 264 |
| Capital Employed | 3,306 | 3,534 | 3,757 |
| Return on Capital Employed (%) [1] | 3.3% | 4.5% | 7 % |

Note: (1) Return on Capital Employed (ROCE) = PBIT / Average Capital Employed for the year (except for FY 2001-2002 which is on a year end basis) (2) The above ratios for 9 months FY 2003-2004 have been annualised based on 9 months figures.
The figures reported under profit before interest and tax may not be comparable with the results of the Demerged Undertaking, as these are before the allocation of corporate overheads, interest on loans and applicable corporate taxes and includes the results of RMC which does not form part of the Demerged Undertaking.
Separate financial information relating to the Demerged Undertaking from the appointed date i.e. April 1, 2003, is not available as we understand from L&T that those are under preparation and therefore the figures for the cement segment as mentioned above have been provided.
Figures of NCCL have not been consolidated except for the value of L&T investment in NCCL which has been considered as capital employed.

7.8 NCCL was incorporated with the object to carry on the business of manufacturers of, dealers in and sellers of cement, clinker, lime, plasters, whiting, clay, granule, sand, coke, fuel, artificial stone, builders' requisites and conveniences of all kinds and any products or things which may be manufactured out of or with cement or in which the use of cement may be made. Pursuant to the Scheme, the investment of L&T comprising 6,91,71,183 equity shares shall be transferred to and vested in Ultra Tech at book value whereby NCCL would become a subsidiary of Ultra Tech. NCCL has a capacity to manufacture 1.5 MTPA grey cement.

7.9 Key Financials of NCCL

Rs crore

| | 6 months ended 31 March 2004 (Unaudited) | 18 months ended 30 September 2003 | FY 2001-2002 |
|---|---|---|---|
| Sales | 103 | 191 | 257 |
| Profit before Interest, Depreciation and Tax (PBIDT) | 14 | (22) | 11 |
| Profit before Interest and Tax (PBIT) | 11 | (32) | 2 |
| Profit before Tax (PBT) | 1 | (68) | (17) |
| Profit after Tax (PAT) | 1 | (39) | (16) |
| Equity Capital | 71 | 71 | 71 |
| Networth (excluding Revaluation Reserves) [1] | (66) | (67) | 2 |
| Capital Employed [2] | 74 | 65 | 104 |
| Return on Capital Employed (%) [3] | 21.1 | NM | 1.9 |
| Book Value per share (Rs) | | | 0.28 |
| Earnings per Share (Rs) | 0.14 | (5.46) | (2.24) |

Note: (1) Deferred tax not considered as part of networth (2) Deferred tax considered as part of Capital Employed (3) Return on Capital Employed (ROCE) = PBIT / Average Capital Employed for the year. NM - Not measurable.

7.10 Dakshin Cements, which is a wholly owned subsidiary of Ultra Tech owns certain

[illegible] transferred to Ultra Tech by way of sale at book value. L&T-Ceylinco imports cement in bulk and sells in the Sri Lankan markets.

7.12 Key Financials of L&T-Ceylinco

Indian Rupees crore

| | Calendar 2003 | Calendar 2002 | Calendar 2001 |
|---|---|---|---|
| Sales | 136 | 81 | 93 |
| Profit before Interest, Depreciation and Tax (PBIDT) | 9 | 3 | 5 |
| Profit before Interest and Tax (PBIT) | 8 | 2 | 4 |
| Profit before Tax (PBT) | 7 | (2) | (2) |
| Profit after Tax (PAT) | 7 | (2) | (2) |
| Equity Capital | 23 | 12 | 13 |
| Networth (excluding Revaluation Reserves) [1] | 10 | (3) | (1) |
| Capital Employed [2] | 16 | 5 | 10 |
| Return on Networth (%) [3] | 108% | NM | NM |
| Return on Capital Employed (%)[4] | 76% | 27% | 22% |
| Book Value per share (Rs) | 3.00 | (1.20) | (0.40) |
| Earnings per Share (Rs) | 1.40 | (0.80) | (0.80) |

Note: (1) Deferred tax is not included in networth (2) Deferred tax considered as part of Capital Employed (3) Return on Networth (RONW) = PAT / Average Networth for the year (4) Return on Capital Employed (ROCE) = PBIT / Average Capital Employed for the year. NM - Not measurable. L&T - Ceylinco maintains its accounts in Sri Lankan Rupees. Sri Lankan Rupees have been converted into Indian Rupees, using average exchange rate for the respective years.

7.13 Ultra Tech has not been prohibited by SEBI from dealing in securities, in terms of directions issued under Section 11B of the SEBI Act.

**8 Offer Price**

The Offer Price as envisaged under the Scheme as approved *inter-alia* by the shareholders of L&T is Rs 342.60 per share ("Offer Price").
A Comparative ratio analysis of a few Indian cement companies with that of Ultra Tech has been presented below.
The financial parameters for Cement Division of L&T are based on the un-audited financials for 9 months ended December 31, 2003 and are as under:

| | |
|---|---|
| Gross Sales, including inter-segment sales (Rs crore) | : 1,925 |
| Profit before Interest, Depreciation and Tax (% of sales) | : 12.7% |
| Net Profit (Rs crore) | : NA |
| Return on Networth (%) | : NM |
| Earning Per Share (Rs.) | : NM |
| **P/E Multiple (based on Offer Price)** | : NM |
| Trailing Twelve Months Industry Average P/E Multiple for Cement - North' | : 19.6 (x) |
| Trailing Twelve Months Industry Average P/E Multiple for Cement - South' | : 15.2 (x) |
| **Market Capitalisation/ Sales (based on Offer Price)** [1] | : 1.7 |
| Industry Average Market Capitalisation / Sales for Cement - North' | : 1.5 (x) |
| Industry Average Market Capitalisation / Sales for Cement - South' | : 0.5 (x) |

Note: (1) Sales has been annualised using Demerged Undertaking figures for 9 months ended December 2003
Source: ' Capital Markets Vol. XIX/05, May 10 - 23, 2004, L&T
The financials of a few other Indian cement players are as under

| | ACC | Guj Amb. Cem. | India Cement | Madras Cement |
|---|---|---|---|---|
| PBIDT (% of sales) [1] | 13.4% | 32.0% | 9.6% | 25.8% |
| Net Profit (Rs crore) [1] | 129.6 | 281.4 | (148.1) | 30.3 |
| Return on Networth (%) | 6.6% | 13.8% | NM | 4.9% |

Note: (1) Data is for trailing twelve months
Source: Capital Markets Vol. XIX/05, May 10 - 23, 2004
NA - Not applicable. NM - Not measurable.
Other than the shares of Ultra Tech that shall be acquired by Grasim and Samruddhi under the Scheme, no shares of Ultra Tech have been acquired by either Grasim or Samruddhi in the past, either by way of allotment in a public or rights issue or preferential allotment or otherwise.
There is no separate compensation being paid under any non-compete agreement between Grasim and/or Samruddhi and L&T and/or Ultra Tech.

**9 Statutory Approvals and Conditions of the Offer**

9.1 Grasim will make the application for the requisite approval to Reserve Bank of India ("RBI") to acquire shares, if any, from non-resident shareholders of Ultra Tech.

9.2 As of the date of this Public Notice, there are no further statutory approvals envisaged in the implementation of the Offer other than as stated in 9.1 above. The Board of Directors of Grasim has passed a resolution approving the making of the Offer, on April 28, 2004. If any other statutory approvals are required to be obtained, the Offer would be subject to receipt of such statutory approvals. Grasim will not proceed with the Offer in the event that such statutory approvals are not obtained.

**10 Delisting Option**

Post the Offer and the acquisition of shares of Ultra Tech by Grasim, the public shareholding of Ultra Tech will not fall below the minimum threshold requirement for listing and therefore the delisting guidelines would not be triggered.

**11 Funding Arrangement for the Offer**

The salient features of the escrow arrangement for the Offer under the Scheme are as follows:

11.1 The maximum purchase consideration payable by Grasim in the case of full acceptance of the Offer will be of the order of Rs 1,278.6 crores.
Grasim has deposited the total consideration for the Offer of Rs. 1,279 crores in escrow with an escrow agent namely UTI Bank Ltd, Branch: Universal Insurance Building, Ground Floor, Sir P.M. Road, Fort, Mumbai - 400 001 ("UTI Bank") in the following manner:
(i) An amount of Rs. 128 crores equal to 10% of the gross value of the Offer was deposited with UTI Bank on December 10, 2003 i.e. within 1 business day of filing of the Scheme before the High Court;
(ii) An amount of Rs. 1,151 crores equal to the remaining 90% of the gross value of the Offer was deposited with UTI Bank by April 22, 2004 i.e. within 90 days of the date of filing of the report by the chairman of the meeting of L&T's shareholders and creditors, approving the Scheme.
The aggregate of the amounts deposited pursuant to sub-clauses (i) and (ii) above is hereinafter referred to as the **"Offer Consideration"**.

11.2 The above amount has been funded by Grasim through its internal resources. Grasim has empowered UTI Bank to utilise the above amount to make payments to the shareholders whose shares are accepted under the Offer through the special account.

11.3 The Board of Directors of Grasim confirm that the escrow account for the Offer is adequate to allow Grasim to fulfil its obligations in full under the Offer pursuant to the Scheme.

**12 Other Terms of the Offer**

12.1 The Offer Letter in relation to the Offer (the "Offer Letter") together with the Form of Acceptance cum Acknowledgement and Form of Withdrawal for the Offer will be mailed to the persons (other than Grasim, Samruddhi and L&T) whose names appear on the Register of Members of L&T and to the beneficial owners of the shares of L&T whose names appear on the beneficial records of the respective depositories at the close of business on May 27, 2004 (the "Specified Date" which is also the Record date fixed by L&T, for determining the equity shareholders of L&T to whom shares of Ultra Tech will be allotted pursuant to the Scheme).

12.2 Shareholders holding shares in physical form who wish to tender their shares will be required to send the Form of Acceptance cum Acknowledgement, original Share Certificate(s) accompanied by blank transfer deed(s), duly signed, to the Registrar to the Offer, Sharepro Services, either by hand delivery during normal business hours or by Registered Post so as to reach the Registrar to the Offer on or before the closure of the Offer, i.e. June 21, 2004, in accordance with the instructions specified in the Offer Letter and the Form of Acceptance cum Acknowledgement.

12.3 The Registrar to the Offer, Sharepro Services, has opened an Escrow Depository Account with Central Depository Services India Limited ("CDSL") for the purposes of the Offer.

12.4 Beneficial owners and shareholders holding shares in the dematerialised form, will be required to send their Form of Acceptance cum Acknowledgement to the Registrar to the Offer either by hand delivery during normal business hours or by Registered Post so as to reach the Registrar to the Offer on or before the closure of the Offer, i.e. June 21, 2004, along with a photocopy of the delivery instructions in "Off-market" mode or counterfoil of the delivery instruction in "Off-market" mode, duly acknowledged by the Depository Participant ("DP"), in favour of "Sharepro-Ultra Tech Escrow Account" ("Depository Escrow Account") filled in as per the instructions given below.

| | |
|---|---|
| DP Name | : Stock Holding Corporation of India Limited |
| Depository Identification No.(DP ID) | : 10100 |
| Beneficial Owner ID Number | 1601010000256225 |

Shareholders having their beneficiary account in National Securities Depository Limited ("NSDL") have to use inter-depository delivery instruction slip for the purpose of crediting their shares in favour of the Escrow Depository Account with CDSL.
In case of non-receipt of the aforesaid documents, but receipt of the shares in the Escrow Depository Account, the Offer shall be deemed to be accepted. Shareholders should ensure that the credit for the delivered shares should be received in the Escrow Depository Account on or before the closure of the Offer (i.e. June 21, 2004)

12.5 GDR holders are entitled to participate in the Offer. The procedure relating to their participation will be detailed in the Offer Letter.

12.6 The collection centres of the Registrar to the Offer, SharePro Services, for the purpose of the Offer are as follows:

| Name & Address of the Collection Centers | Contact Person | Mode of Delivery | Telephone & Fax No. |
|---|---|---|---|
| Satam Estate, 3rd Floor<br>Above Bank of Baroda<br>Cardinal Gracious Road<br>Andheri (East)<br>Mumbai 400099 | Mr. Verghese<br>P.A. /<br>Mr. Satish H.K. | Hand Delivery or Registered Post | T - 022-28215168<br>T - 022-2832 9828<br>F - 022-28375646 |
| 912, Raheja Centre<br>Free Press Journal Road<br>Nariman Point<br>Mumbai 400 021 | Mr. Mazrina Wadia | Hand Delivery | T - 022-22825163<br>T - 022-22881569<br>F - 022-22825484 |
| Skypak Financial Sec. Pvt. Ltd<br>2nd Floor, Bridge House<br>Opp. Old High Court<br>Stadium Road<br>Ahmedabad - 380014 | Mr. David Moses | Hand Delivery | T - 079-27542153<br>F - 079-27542072 |
| Skypak Financial Sec. Pvt. Ltd<br>593, Sixth Cross, 10th Main<br>Jeevan Bima Nagar<br>Hal 3rd Stage<br>Bangalore - 560 075 | Mr. Renny James | Hand Delivery | T - 080-51155090<br>F - 080-51155090 |
| Skypak Financial Sec. Pvt. Ltd<br>5a Orient Row, Ground Floor<br>Kolkata - 700017 | Ms. Pritha Banerjee | Hand Delivery | T - 033-22363358<br>F - 033-28331313 |
| Skypak Financial Sec. Pvt. Ltd.<br>Upper Grd Flr<br>'C', Mount Chambers<br>758, Mount Road<br>Chennai - 600 002 | Mr. Devanandan | Hand Delivery | T - 044-28522253<br>T - 044-28585435<br>F - 044-28522253 |
| Skypak Financial Sec. Pvt Ltd.<br>205, Ashoka Chambers<br>2nd Flr, Adarsh Nagar<br>Hyderabad - 500 463 | Mr. A. Anilkumar | Hand Delivery | T - 040-31160383<br>F - 040-24258815 |
| Skypak Financial Sec. Pvt. Ltd<br>Satyam Hotel Building<br>10, Qutub Road, Ram Nagar<br>Pahar Ganj, New Delhi - 110055 | Mr. Mahip Kulshreshtha | Hand Delivery | T - 011-23621147<br>T - 011-23538459<br>T - 011-30974421<br>F - 011-23621147 |

Continued to page 2...


GRASIM INDUSTRIES
Regd. Office
BIRLAGRAM,
NAGDA
456 331

...continued from page 1

| | | | |
|---|---|---|---|
| Skypak Financial Sec. Pvt. Ltd. 118/4, Gokul Nagar S.V Nagar, Opp IDBI Bank Above Hotel Niranjan F C Road Pune - 411 005 | Mr. Sakharam Gogawle | Hand Delivery | T - 020-25656489 T - 020-25535277 T - 020-25650076 F - 020-25656489 |
| Skypak Financial Sec. Pvt. Ltd. 114, Belgium Square Opp Linear Bus Stop Delhi Gate, Surat - 395003. | Mr. Hemant Kumar Mistry | Hand Delivery | T - 0261-2424045 T - 0261-2426920 F - 0261-2426920 |
| Skypak Financial Sec. Pvt. Ltd 21, Sampatrao Colony Near Hotel Skylab Jetalpur Road, Baroda- 390 005 | Mr. Milind Patel | Hand Delivery | T - 0265-2325675 T - 0265-3099564 F - 0265-2325675 |

Timings - 10:00 a.m to 5:00 p.m

12.7 All persons who own shares of Ultra Tech on the closure date of the Offer, registered or unregistered, are eligible to participate in the Offer except Grasim, Samruddhi and L&T. Unregistered owners and shareholders who do not receive the copy of the Offer Letter can send their application in writing to the Registrar to the Offer, on a plain paper stating the Name, Address, Number of shares held, Number of shares offered, Distinctive Numbers, Folio Nos., together with the original Share Certificate(s), valid transfer deeds and a copy of the contract note issued by the broker through whom they acquired their shares as may be applicable so as to reach the Registrar to the Offer on or before the closure of the Offer, i.e. June 21, 2004. No indemnity will be called for from the unregistered owners whilst accepting the offer.

12.8 The Registrar to the Offer will hold in trust the shares/share certificates, shares lying in credit of the escrow depository account, *Form of Acceptance cum Acknowledgement,* if any, and the transfer form(s) on behalf of the shareholders of Ultra Tech who have accepted the Offer, until the cheques/drafts for the consideration and/or the unaccepted shares/share certificates are despatched/returned.

12.9 Grasim shall open a Special Account for the purpose of making payments to the shareholders whose shares have been accepted under the Offer. Upon the closure of the Offer, Grasim shall certify the same in writing to the Escrow Agent, whereupon the Escrow Agent shall transfer the Offer Consideration together with any income accrued thereon to the Special Account, on such date as may be advised by Grasim and instruct the banker to the Offer to issue cheques, bankers cheques or demand drafts to the successful offerees.

12.10 In case the shares tendered in the Offer by the shareholders of Ultra Tech are more than the shares to be acquired under the Offer, the acquisition of shares from each shareholder will be on a proportionate basis, irrespective of whether the shares are held in physical or dematerialised form.

12.11 **Any shares that are the subject matter of litigation wherein the shareholder(s) may be precluded from transferring the shares during the pendency of the *said litigation are liable to be rejected in case directions/orders regarding* these shares are not received together with the shares tendered under the offer. The Offer Letter in some of these cases, wherever possible, would be forwarded to the concerned statutory authorities for further action at their end.**

12.12 Shareholders who have sent their shares for dematerialisation need to ensure that the process of getting shares dematerialised is completed well in time so that the credit in the Depository Escrow Account could be received on or before the date of closure of the offer, i.e. June 21, 2004, else the application would be rejected. They should submit their Form of Acceptance and other documents as applicable, along with a copy of the dematerialised request form duly acknowledged by their DP.

12.13 Unaccepted share certificates, transfer forms and other documents, if any, will be returned by Registered Post at the shareholders'/unregistered owners' sole risk to the sole/first *shareholder. Shares held in dematerialised form to the extent not accepted* will be credited back to the beneficial owner's depository account with the respective depository participant as per the details furnished by the beneficial owner in the Form of Acceptance cum Acknowledgement.

12.14 **While tendering shares under the Offer, NRIs/OCBs/foreign shareholders will be required to submit the RBI approvals (specific or general) that they would have obtained at the time of acquiring the L&T shares and a No Objection Certificate/Tax Clearance Certificate, indicating the amount of tax to be deducted by Grasim before remitting the consideration, from the Income-Tax authorities *under the IT Act. In case the RBI approvals are not submitted, Grasim reserves* the right to reject the shares. In case the aforesaid No Objection Certificate/Tax Clearance Certificate is not submitted, Grasim will arrange to deduct tax at the marginal rate as may be applicable to the category of the shareholder, on the entire consideration amount payable to such shareholder.**

12.16 A schedule of some of the key events in respect of the Offer is given below:

| Activity | Date/(Day) |
|---|---|
| Specified date (for the purpose of determining the names of shareholders to whom the Offer Letter would be sent) | May 27, 2004 (Thursday) |
| Date by which Offer Letter to be posted to shareholders | June 4, 2004 (Friday) |
| Date of opening of the Offer | June 7, 2004 (Monday) |
| Last date for shareholders of Ultra Tech for withdrawing their acceptance tendered | June 17, 2004 (Thursday) |
| Date of closure of the Offer | June 21, 2004 (Monday) |
| Date by which acceptance / rejection under the Offer would be intimated and the corresponding payment for the Acquired shares be dispatched and / or the unaccepted shares / share certificates will be dispatched / credited. | July 20, 2004 (Tuesday) |

**13 General**

13.1 Shareholders desirous of withdrawing their acceptances tendered in the Offer, can do so up to June 17, 2004. The withdrawal option can be exercised by submitting the document as per the instruction below, so as to reach the Registrar to the Offer at any of the collection centers mentioned above as per the mode of delivery indicated therein *on or before June 17, 2004.*

- The withdrawal option can be exercised by submitting the Form of Withdrawal.
- In case of non-receipt of the Form of Withdrawal, the withdrawal option can be exercised by making an application on plain paper along with the following details:
- In case of physical shares: Name, Address, Distinctive Nos., Folio Number, Number of Shares tendered.
- In case of dematerialised shares: Name, Address, Number of Shares tendered, DP name, DP ID, beneficiary account number and a photocopy of delivery instructions in "off market" mode or counterfoil of the delivery instruction in "off market" mode, duly acknowledged by the DP, in favour of the Escrow Depository Account.

13.2 All communications to the offer should be addressed only to the Registrar to the Offer at their office at Satam Estate, 3rd Floor, Above Bank of Baroda, Cardinal Gracious Road, Andheri (East), Mumbai 400099.

13.3 The Board of Directors of Grasim has approved this Public Notice. The Board of Directors of Grasim shall have the right to settle any question and/ or difficulties that may arise in relation to the Offer and the implementation thereof.

13.4 *For further details please refer to the Offer Letter, Form of Acceptance cum* Acknowledgement and Form of Withdrawal to follow.

13.5 All financial data contained in this Public Notice has been rounded off to the nearest crore, unless stated otherwise.

13.6 Terms used but not defined herein shall have the same meaning ascribed to them in the Scheme.

13.7 Amarchand & Mangaldas & Suresh A. Shahsi & Company, Peninsula Chambers, Peninsula Corporate Park, Ganpatrao Kadam Marg, Lower Parel, Mumbai 400 013 is the legal advisor, JM Morgan Stanley Private Limited, 141, Maker Chambers III, Nariman Point, Mumbai 400 021 and Enam Financial Consultants Private Limited, 801, Dalamal Tower, Nariman Point, Mumbai 400 021 are the transaction advisors and Sharepro Services is Registrar to the Offer.

***Eligible persons to the Offer may download a copy of this Public Notice from Grasim's website at www.grasim.com. Eligible persons to the Offer may also download a copy of the Offer Letter, Form of Acceptance cum Acknowledgement and Form of Withdrawal which will be available on Grasim's website at www.grasim.com from the Offer opening date, i.e. June 7, 2004 and apply using the same.***

ISSUED BY:

**Grasim Industries Limited**

Registered Office: Birlagram, Nagda 456 331, Madhya Pradesh, India.

Place: Mumbai

Date: May 13, 2004




GRASIM INDUSTRIES LIMITED


GRASIM
ADITYA BIRLA GROUP

13th May, 2004

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

By Air Mail

Fax: /

Dear Sir,

This is to inform you that the Company has decided to make an Open Offer to the shareholders of Ultra Tech CemCo Limited (Ultra Tech) pursuant to and in terms of the Scheme of Arrangement u/s 391 to 394 of the Companies Act, 1956 between Larsen & Toubro Limited (L&T) and Ultra Tech sanctioned by the High Court of Judicature at Bombay on 22nd April, 2004 (the Scheme). This follows upon L&T and Ultra Tech deciding to fix the Effective Date of the Scheme on 14th May, 2004.

In terms of the Scheme, Grasim has offered to purchase, from the Shareholders of Ultra Tech, upto 3,73,20,539 fully paid up equity shares of Rs. 10 each aggregating 30% of the emerging share capital of Ultra Tech at a price of Rs. 342.60 per share payable in cash.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

**GRASIM INDUSTRIES LIMITED**
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.i
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)


GRASIM
ADITYA BIRLA GROUP

13th May, 2004

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA


By Air Mail

Fax :

Dear Sir,

Further to our letter of even date informing you that the Company has decided to make an Open Offer to the shareholders of Ultra Tech CemCo Limited, we wish to inform you that Public Notice for the Open Offer will appear in the newspapers tomorrow. A copy of the same will be sent to you tomorrow.

Thanking you,
Yours faithfully,

Ashok Malu
Company Secretary

**GRASIM INDUSTRIES LIMITED**
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.ne
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)